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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Daniel L. Gordon

Re:	Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

File No. 001-32336 and File No. 000-54023

Form 10-K for the year ended December 31, 2010

Dear Mr. Gordon:

This letter sets forth the responses of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (together, the “Company”) to the comments received by facsimile on May 27, 2011 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

Form 10-K

Properties, page 32

1.	From footnote 4, you indicate that annualized rents, which is used to calculate your rentals per occupied square foot, by multiplying the December contractual rent by 12. Please tell us whether your rental disclosures reflect the tenant reimbursements and concessions.

Response: The annualized base rent amounts included in the Company’s rental disclosures reflect cash base rents before abatements. In response to the Staff’s comment, the Company intends to revise its disclosures in future filings as follows:

“Annualized base rent represents the monthly contractual base rent (defined as cash base rent before abatements) under existing leases as of December 31, 2010 multiplied by 12.”

June 20, 2011

2.	In future periodic filings, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Response: The Company intends to include under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Which May Influence Future Results of Operations—Rental income” substantially the following disclosure in its future filings:

“As of December 31, 2011, we had xxx leases with a total of xxx tenants. As of December 31, 2011, approximately xx% of our leases (on a rentable square footage basis) contained annual base rent escalations that were either fixed (generally ranging from x.x% to x.x%) or indexed based on a consumer price index or other similar inflation related index. For more information, see the table under Part I, Item 2. “Properties—Lease Expirations” which includes annualized rent in effect as of December 31, 2011 and annualized rent in effect at expiration for leases in our portfolio grouped by year of lease expiration.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

3.	To the extent that funds from operations is a key financial performance indicator, please include such disclosure in future periodic reports.

Response: The Company intends to include a presentation of funds from operations (FFO) in its future periodic reports in a format substantially similar to the following:

Funds from Operations

We calculate Funds from Operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) available to common stockholders and unitholders (computed in accordance with U.S. GAAP), excluding gains (or losses) from sales of property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our financial condition and results from operations, the utility of FFO as a measure of our performance is limited. Other REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance.

June 20, 2011

Reconciliation of Net Income Available to Common Stockholders to Funds From Operations (FFO)

(in thousands, except per share data)

Year Ended December 31,
	2011		2010		2009
Net income available to common stockholders	$	xxx	$	xxx	$	xxx
Adjustments:
Noncontrolling interests in operating partnership		xxx		xxx		xxx
Real estate related depreciation and amortization (1)		xxx		xxx		xxx
Real estate related depreciation and amortization related to investment in unconsolidated joint ventures		xxx		xxx		xxx

FFO available to common stockholders and unitholders (2)	$	xxx	$	xxx	$	xxx

Basic FFO per share and unit	$	xxx	$	xxx	$	xxx
Diluted FFO per share and unit (2)	$	xxx	$	xxx	$	xxx

Weighted average common stock and units outstanding
Basic		xxx		xxx		xxx
Diluted (2)		xxx		xxx		xxx

(1) Real estate depreciation and amortization was computed as follows:

Depreciation and amortization per income statement		xxx		xxx		xxx
Non-real estate depreciation		xxx		xxx		xxx

	$	xxx	$	xxx	$	xxx

(2)	At December 31, 2011, we had xxx series C convertible preferred shares and xxx series D convertible preferred shares outstanding that were convertible into xxx common shares and xxx common shares, respectively. In addition, we had a balance of $ xxx of 5.50% exchangeable senior debentures that were exchangeable for xxx common shares on a weighted average basis for the three months ended December 31, 2011. See below for calculations of diluted FFO available to common stockholders and unitholders and weighted average common stock and units outstanding.

Year Ended December 31,
	2011		2010		2009
FFO available to common stockholders and unitholders	$	xxx	$	xxx	$	xxx

Add: Series C convertible preferred dividends		xxx		xxx		xxx
Add: Series D convertible preferred dividends		xxx		xxx		xxx
Add: 5.50% exchangeable senior debentures interest expense		xxx		xxx		xxx

FFO available to common stockholders and unitholders — diluted	$	xxx	$	xxx	$	xxx

Weighted average common stock and units outstanding		xxx		xxx		xxx
Add: Effect of dilutive securities (excluding series C and D convertible preferred stock)		xxx		xxx		xxx
Add: Effect of dilutive series C convertible preferred stock		xxx		xxx		xxx
Add: Effect of dilutive series D convertible preferred stock		xxx		xxx		xxx
Add: Effect of dilutive 5.50% exchangeable senior debentures		xxx		xxx		xxx

Weighted average common stock and units outstanding — diluted		xxx		xxx		xxx

June 20, 2011

4.	In future periodic filings, to the extent you have material lease expirations in the year following the reporting period, please include disclosure comparing the rents on expiring leases to market rents.

Response: To the extent the Company has material lease expirations in the year following the reporting period, the Company intends to include disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Which May Influence Future Results of Operations—Scheduled lease expirations” comparing the rents on recently expired leases to new leases for the same space. For example, in the Form 10-K, such disclosure would have been substantially as follows:

“Our ability to re-lease or renew expiring space at rental rates equal to or in excess of current rental rates will impact our results of operations. As of December 31, 2010, leases representing approximately xxx% of the net rentable square footage of our portfolio are scheduled to expire during the year ending December 31, 2011. We continue to see strong demand in our markets for datacenter space and expect the rental rates we are likely to achieve on any new (re-leased) or renewed leases for 2011 expirations will generally be higher than the rates currently being paid for the same space. For the twelve months ended December 31, 2010, rents on re-leased/renewed space increased by an average of xx% on a GAAP basis on our Turn-Key Datacenter space compared to the expiring rents for the same space and by an average of xx% on a GAAP basis on our Powered Base Building space compared to the expiring rents for the same space. Our past performance may not be indicative of future results, and we cannot assure you that leases will be renewed or that our properties will be re-leased at all or at rental rates equal to or above the current average rental rates. Further, re-leased/renewed rental rates in a particular market may not be consistent with rental rates across our portfolio as a whole due to a number of factors, including local real estate conditions, local supply and demand for datacenter space, the condition of the property and whether the property, or space within the property, has been redeveloped.”

5.	In future periodic reports, please discuss your leasing activities for the reported period, including the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions. Also, please discuss the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Response: Because tenant concessions are reflected in GAAP rental rates, the Company respectfully submits that it does not believe that separate disclosure of average tenant concessions provides meaningful information to investors. The Company intends to include disclosure substantially similar to the following in its future filings:

“During the year ended December 31, 2011, we signed new leases totaling approximately xxx square feet of space and renewal leases totaling approximately xxx square feet of space. The following table summarizes our leasing activity in the year ended December 31, 2011:

June 20, 2011

	Net Rentable Square Feet	Expiring Rental Rate PSF(1)		New Rental Rate PSF(1)		Rental Rate % Changes		TI’s/Lease Commissions PSF		Weighted Avg Lease Term (Months)
Leasing Activity
Renewals Signed
Turn-Key Datacenter	xxx	$	xx	$	xx	xx	%	$	xx	xx
Powered Base Building	xxx	$	xx	$	xx	xx	%	$	xx	xx
Non-technical	xxx	$	xx	$	xx	xx	%	$	xx	xx
New Leases Signed
Turn-Key Datacenter	xxx		—	$	xx	—		$	xx	xx
Powered Base Building	xxx		—	$	xx	—		$	xx	xx
Non-technical	xxx		—	$	xx	—		$	xx	xx
Re-leases Signed (included in New Leases Signed above)
Turn-Key Datacenter	xxx	$	xx	$	xx	xx	%	$	xx	xx
Powered Base Building	xxx	$	xx	$	xx	xx	%	$	xx	xx
Non-technical	xxx	$	xx	$	xx	xx	%	$	xx	xx
Total Leasing Activity
Turn-Key Datacenter	xxx		—	$	xx	—			—	—
Powered Base Building	xxx		—	$	xx	—			—	—
Non-technical	xxx		—	$	xx	—			—	—

(1)	Rental rates represent annual estimated cash rent per rentable square foot adjusted for straight-line rents in accordance with GAAP. GAAP rental rates are inclusive of tenant concessions, if any.”

Critical Accounting Policies, page 55

6.	In future filings please consider adding a critical accounting policy regarding capitalization of costs as it appears that you expect this to become more significant in future periods. Please discuss how it is determined when capitalization begins and ends as part of your critical accounting policy. In addition please revise future filings to include similar disclosures for your significant accounting policy for cost capitalization within your footnotes to your financial statements.

Response: The Company intends to include substantially the following disclosure in its future filings:

“Capitalization of Costs

Direct and indirect project costs that are clearly associated with the development and redevelopment of properties are capitalized as incurred. Project costs include all costs directly associated with the development or redevelopment of a property, including construction costs, interest, property taxes, insurance, legal fees and costs of personnel working on the project. Indirect costs that do not clearly relate to the projects under development/redevelopment are not capitalized and are charged to expense as incurred.

Capitalization of costs begins when the activities necessary to get the development/redevelopment project ready for its intended use begins, which include costs

June 20, 2011

incurred before the beginning of construction. Capitalization of costs ceases when the development/redevelopment project is substantially complete and ready for its intended use. Determining when a development/redevelopment project commences, and when it is substantially complete and ready for its intended use involves a degree of judgment. We generally consider a development/redevelopment project to be substantially complete and ready for its intended use upon recommission, which is when the redeveloped/developed project has been tested at full load, or receipt of a certificate of occupancy. We cease cost capitalization if activities necessary for the development/redevelopment of the property have been suspended. Capitalized costs are allocated to the specific components of a project that are benefited.”

Liquidity and Capital Resources of the Parent Company, page 63

7.	In future filings please include an analysis of your capitalized expenditures by breaking down total capitalized expenditures between new development, redevelopment and other cap-ex by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. As part of this analysis discuss the amounts of indirect costs (soft costs) capitalized each year and reasons for fluctuations.

Response: The Company intends to include substantially the following disclosure in its future filings:

“Historical Capital Expenditures

Year Ended December 31,
	2011		2010		2009
Development projects	$	xxx	$	xxx	$	xxx
Redevelopment projects	$	xxx	$	xxx	$	xxx
Other capital expenditures	$	xxx	$	xxx	$	xxx
Total capital expenditures	$	xxx	$	xxx	$	xxx

In 2011, total capital expenditures increased/decreased $xx million to $xx million from 2010. Our development capital expenditures for 2011 were approximately $xx million, which reflects an increase/decrease of approximately xx% from 2010 levels. This increase/decrease was primarily due to xxx. Our development capital expenditures are generally funded by xxx and by our available cash. We also spent approximately $xx million in 2011 on redevelopment projects, which reflects an increase/decrease of approximately xx% compared to 2010 levels. This increase/decrease was primarily due to xxx. Our redevelopment capital expenditures are generally funded by xxx and by our available cash. Other capital expenditures includes xxx and increased/decreased in 2011 compared to 2010 primarily due to xxx.

In 2010, total capital expenditures increased/decreased $xx million to $xx million from 2009. Our development capital expenditures for 2010 were approximately $xx million, which reflects an increase/decrease of approximately xx% from 2009 levels. This increase/decrease was primarily due to xxx. We also spent approximately $xx million in 2010 on redevelopment projects, which reflects an increase/decrease of approximately xx% compared to 2009 levels. This increase/decrease was primarily due to xxx. Other capital expenditures includes xxx and increased/decreased in 2010 compared to 2009 primarily due to xxx.

Indirect costs, including capitalized interest, capitalized in the years ended December 31, 2011, 2010 and 2009 were $xx million, $xx million and $xx million, respectively. Capitalized interest comprised approximately $xx million, $xx million and $xx million, respectively, of the total

June 20, 2011

indirect costs capitalized for the years ended December 31, 2011, 2010 and 2009. The increase/decrease in capitalized interest in 2011 compared to 2010 was primarily due to xxx and the increase/decrease in 2010 compared to 2009 was primarily due to xxx. Excluding capitalized interest, the increase/decrease in 2011 compared to 2010 was primarily due to xxx and the increase/decrease in 2010 compared to 2009 was primarily due to xxx.

See “—Future Uses of Cash” for a discussion of the amount of capital expenditures we expect to incur during the year ending December 31, 2011.”

8.	We note the disclosure of several acquisitions made in the reporting period. To the extent that aggregate acquisitions in future reporting periods are material, please indicate capitalization rates for such acquisitions. Also include a clear description of how you calculate capitalization rates, including how you calculate net operating income for such purposes.

Response: To the extent that aggregate acquisitions in future reporting periods are material acquisitions of real estate assets, the Company intends to disclose capitalization rates associated with such acquisitions and how the Company calculated these capitalization rates, including how the Company calculated net operating income for such purposes. The Company respectfully submits that it may complete acquisitions where disclosure of capitalization rates may not be appropriate, for example, in instances where a property is acquired to be redeveloped or where the acquisition doesn’t relate solely to real estate assets. In such instances, the Company will evaluate whether other disclosure is appropriate.

* * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 or Keith Benson by telephone at (415) 646-8307 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of Latham & Watkins LLP

cc:	A. William Stein, Digital Realty Trust, Inc. & Digital Realty Trust, L.P.

    Joshua A. Mills, Digital Realty Trust, Inc. & Digital Realty Trust, L.P.

    Keith Benson, Latham & Watkins LLP